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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NorthWestern Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
668074-30-5
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Person Authorized to Receive Notices and Communications:
Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	668074-30-5	Page	2	of	7

1	NAMES OF REPORTING PERSONS: MSD Capital, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-2880190

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	668074-30-5	Page	3	of	7

1	NAMES OF REPORTING PERSONS: SOF Investments, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	30-0090869

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	668074-30-5	Page	4	of	7

Item 1(a)	Name of Issuer:

NorthWestern Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

125 South Dakota Avenue
Sioux Falls, South Dakota 57104

Item 2(a)	Names of Persons Filing:

MSD Capital, L.P.
SOF Investments, L.P.

Item 2(b)	Addresses of Principal Business Offices:

MSD Capital, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

SOF Investments, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

Item 2(c)	Citizenship:

MSD Capital, L.P. — Delaware
SOF Investments, L.P. — Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

668074-30-5

CUSIP No.	668074-30-5	Page	5	of	7

Item 3	Status of Persons Filing:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	As of December 31, 2005, SOF Investments, L.P., a Delaware limited partnership (“SOF”), was the record and beneficial owner of 0 shares of Common Stock of NorthWestern Corporation. MSD Capital, L.P., a Delaware limited partnership (“MSD”), is the general partner of SOF, and therefore may have been deemed to be the indirect beneficial owner of the shares previously owned by SOF. MSD Capital Management LLC is the general partner of MSD.

	(b)	Percent of Class: 0%.

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote:

0

		(ii)	shared power to vote or to direct the vote:

MSD Capital, L.P. — 0
SOF Investments, L.P. — 0

		(iii)	sole power to dispose or to direct the disposition of:

0

		(iv)	shared power to dispose or to direct the disposition of:

MSD Capital, L.P. — 0
SOF Investments, L.P. — 0

CUSIP No.	668074-30-5	Page	6	of	7

Item 5	Ownership of 5% or Less of a Class:

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	668074-30-5	Page	7	of	7
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

MSD CAPITAL, L.P.

By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

SOF INVESTMENTS, L.P.

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

EXHIBITS

Exhibit A	Joint Filing Agreement, dated November 12, 2004, entered into by and between MSD Capital, L.P. and SOF Investments, L.P. (Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on November 12, 2004 and incorporated by reference herein.)